

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07002081

AB
3/6

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8- 42993

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cumberland Brokerage Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 N 8th St, STE 507
(No. and Street)

Philadelphia (City) PA (State) 19123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheldon Goldberg 856-696-3400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One Valley Sq, Ste 250, 512 Township Line Rd, Blue Bell, PA 19422-2211
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/6

OATH OR AFFIRMATION

I, Sheldon Goldberg, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cumberland Brokerage Corporation as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.



Signature



Title



Notary Public


COMMONWEALTH OF PENNSYLVAN
Notarial Seal
Lisa M. Davis, Notary Public
Whitpain Twp., Montgomery Co
My Commission Expires Aug. 6,
Member, Pennsylvania Association of

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cumberland Brokerage Corporation

Financial Report
December 31, 2006

Cumberland Brokerage Corporation

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on the Financial Statements

To the Board of Directors
Cumberland Brokerage Corporation
Vineland, New Jersey

We have audited the accompanying statements of financial condition of Cumberland Brokerage Corporation as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cumberland Brokerage Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 26, 2007

Cumberland Brokerage Corporation

Statements of Financial Condition
December 31, 2006 and 2005

	2006	2005
Assets		
Current Assets		
Cash and cash equivalents	$ 9,543	$ 22,764
Deposits with clearing organization	51,162	50,000
Investment securities owned	646,572	1,219,271
Receivables from clearing organizations	67,358	16,778
Other receivables	2,167	2,872
Due from registered representatives	5,871	2,971
Prepaid expenses	7,455	8,884
Total current assets	790,128	1,323,540
Property and Equipment		
Furniture and fixtures	5,329	5,329
Office equipment	9,817	9,817
Computer equipment	32,996	30,976
	48,142	46,122
Less: accumulated depreciation	41,942	39,186
	6,200	6,936
	$ 796,328	$ 1,330,476
Liabilities and Stockholders' Equity		
Current Liabilities		
Payable to clearing organization	$ 124,867	$ 675,809
Escrow funds	2,045	16,327
Accounts payable and accrued expenses	81,175	215,875
Total current liabilities	208,087	908,011
Commitments (Note 8)		
Stockholders' Equity		
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding, 2006 and 2005	10,000	10,000
Preferred stock, $100 par value, 5,000 shares authorized, -0- shares issued and outstanding	-	-
Additional paid-in capital	1,819,901	1,608,901
Accumulated deficit	(1,241,660)	(1,196,436)
	588,241	422,465
	$ 796,328	$ 1,330,476

See Notes to Financial Statements.

Cumberland Brokerage Corporation

Statements of Operations
Years Ended December 31, 2006 and 2006

	2006	2005
Revenues:		
Commissions	$ 1,093,444	$ 1,168,586
Investor service (12b-1) fees, interest and miscellaneous	52,933	128,277
	1,146,377	1,296,863
Expenses:		
Operating	1,202,128	1,342,538
Customer charges	-	150,000
	1,202,128	1,492,538
Loss Before Realized and Unrealized Gains (Losses)	(55,751)	(195,675)
Realized and Unrealized Gains (Losses)		
Net realized gains (losses) on sale of investment securities	2,201	(2,826)
Net change in unrealized appreciation (depreciation) of investment securities	8,326	(26,911)
Net loss	$ (45,224)	$ (225,412)

See Notes to Financial Statements.

Cumberland Brokerage Corporation

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2006 and 2005

	Common Stock		Preferred Stock		Additional Paid-In Capital Applicable to			
	Shares	Amount	Shares	Amount	Common Stock	Preferred Stock	Accumulated Deficit	Total
Balance, December 31, 2004	10,000	$ 10,000	-	$ -	$ 1,533,592	$ -	$ (971,024)	$ 572,568
Capital Contributions	-	-	-	-	75,309	-	-	75,309
Net Loss	-	-	-	-	-	-	(225,412)	(225,412)
Balance, December 31, 2005	10,000	10,000	-	-	1,608,901	-	(1,196,436)	422,465
Capital Contributions	-	-	-	-	211,000	-	-	211,000
Net Loss	-	-	-	-	-	-	(45,224)	(45,224)
Balance, December 31, 2006	10,000	$ 10,000	-	$ -	$ 1,819,901	$ -	$ (1,241,660)	$ 588,241

See Notes to Financial Statements.

Cumberland Brokerage Corporation

Statements of Cash Flows
Years Ended December 31, 2006 and 2005

	2006	2005
Cash Flows from Operating Activities		
Net loss	$ (45,224)	$ (225,412)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	2,756	3,880
Net realized loss on sale of investment securities owned	(2,201)	2,826
Net change in unrealized (appreciation) depreciation on investment securities owned	(8,326)	26,911
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Investment securities owned, net	23,100	(81,030)
Receivables from clearing organizations	(50,580)	23,858
Deposits with clearing organization	(1,162)	-
Other receivables	705	(1,895)
Due from registered representatives	(2,900)	2,295
Prepaid expenses	1,429	2,844
Increase (decrease) in:		
Payable to clearing organization	9,184	-
Accounts payable and accrued expenses	(134,700)	163,322
Escrow funds	(14,282)	11,520
Net cash used in operating activities	(222,201)	(70,881)
Cash Flows from Investing Activities		
Purchase of property and equipment	(2,020)	(1,187)
Net cash used in investing activities	(2,020)	(1,187)
Cash Flows from Financing Activities		
Capital contributions	211,000	75,309
Net cash provided by financing activities	211,000	75,309
Increase (decrease) in cash	(13,221)	3,241
Cash and cash equivalents, beginning	22,764	19,523
Cash and cash equivalents, ending	$ 9,543	$ 22,764

See Notes to Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Cumberland Brokerage Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is incorporated in the State of New Jersey and operates primarily as a securities and bond broker in the Mid-Atlantic region as well as providing annuities, administrative and advisory services to a diverse clientele. Approximately 64% and 56% of the Company's total revenues for the years ending December 31, 2006 and 2005, respectively, were derived from the securities and bond brokerage business, and approximately 29% and 37% of the Company's total revenues were derived from annuities.

Property and Equipment: Equipment is recorded at cost. Depreciation is provided on the straight-line method, generally over a five-year period.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at fair market value.

Gains and losses on the sale of investment securities are computed using the specific identification method.

Income Taxes: The Company has elected "S" Corporation status. Accordingly, any taxable income or loss will be included in the Shareholders' personal income tax return for Federal and State income tax purposes.

Cash and Cash Equivalents: For purposes of reporting in the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition: The Company receives commission income in accordance with the terms of agreements with its Clearing Agents and insurance companies (Note 2).

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions on annuities are recorded when the entire annuity process is complete, as required by the insurance company, and commissions earned are wired to the Company, net of expenses.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Transactions with Clearing Agents

The Company has clearing agreements with two Clearing Agents for the primary purpose of clearing its customers' securities transactions on a fully disclosed basis. The Clearing Agents reflect all such transactions on their books and record them in accounts they carry in the names of such customers (Note 7). Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefits of Customers" under provisions of SEC Rule 15(c)3-3 based on Paragraph k(2)(i) of the rule. The Company is also exempt from Rule k(2)(i) for its money market program (Note 3) and Certificate of Deposit Program (Note 4). The agreements with the Clearing Agents generally provide for clearing charges at fixed rates multiplied by the number of tickets traded by the Company plus certain other transaction fees as defined.

The agreement with one of the Clearing Agents required the Company to maintain a minimum clearing deposit of $50,000.

The agreement with the other Clearing Agent required the Company to maintain at all times net capital equal to $150,000, unless the Clearing Agent otherwise waives such requirement. In addition, the Company must notify that Clearing Agent when its net capital ratio reaches or exceeds 10 to 1 (Note 6). In May 2005, the Company stopped using the second Clearing Agent. Sufficient capital was maintained and the net capital did not fall below the specified level at any time during the year ended December 31, 2004 and through the date of termination of agreement in May 2005.

The amount payable to the Clearing Agent is collateralized by one of the Company's investment accounts with its Clearing Agent, containing a mutual fund, and municipal bond, with a fair market value of $121,441 at December 2006 and containing a mutual fund, equity and municipal bond, with a fair market value of $114,113 at December 31, 2005. In addition, the amount payable to the Clearing Agent is also collateralized by one of the Company's broker representative's personal accounts with the Clearing Agent at December 31, 2006.

Note 3. Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2006 and 2005, consists of:

	2006	2005
Demand deposits	$ 6,843	$ 4,029
Money market accounts	20	1,720
Wire accounts	1,702	12,042
Certificate of Deposit ("CD") Participation Fund	978	4,973
	$ 9,543	$ 22,764

The balances in the wire accounts primarily represent restricted customer funds deposited overnight with the Company for subsequent investment in the money market programs. As of December 31, 2006 and 2005, the Company had recorded an offsetting liability for customer funds held in the Company's wire account of $1,502 and $11,842, respectively.

Note 3. Cash and Cash Equivalents (Continued)

The CD Participation Program represents: (1) restricted customer funds transmitted to the Company for subsequent investment in the CD Program (Note 4), (2) interest received and due to customers on jumbo CDs associated with the CD Program (Note 4) and (3) excess interest and administrative fees earned by the Company on the money market account associated with the CD Program (Note 4). As of December 31, 2006 and 2005, the Company had recorded an offsetting liability for customer funds held in the CD Participation Fund of $542 and $4,485, respectively.

Note 4. Certificate of Deposit Program

The Company offers a CD Program in which customer funds are combined to purchase jumbo CD's with various banks. Pursuant to Paragraph k(2)(i) of Rule 15(c)3-3 of the SEC, the Company has established a special escrow account with a Bank for the exclusive benefit of its customers. Pursuant to Regulatory Authority directive, the Company does not record the purchase of the jumbo CD's on its books or financial statements. The Company instructs its clients to make checks payable to the order of the Escrow Agent. When sufficient funds have accumulated, a jumbo CD is purchased in the name of the Escrow Agent. Interest payments and principal, upon maturity, are sent to the Escrow Account to be distributed to the Company's customers.

Note 5. Investment Securities Owned

At December 31, 2006 and 2005, the Company's investment securities included the following:

	2006 Market Value	2005 Market Value
Various marketable equity securities, at market value	$ 353,915	$ 377,866
Municipal securities, at market value	138,622	710,609
Mutual funds, at market value	154,035	130,796
	$ 646,572	$ 1,219,271

The Company recognized a realized gain (loss) on the sale of investment securities of $2,201 and ($2,826), respectively, for 2006 and 2005.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At both December 31, 2006 and 2005, the Company's minimum net capital requirement was $100,000. At December 31, 2006 and 2005, the Company had net capital of $453,347 and $247,943, respectively. The Company had excess net capital of $353,347 and $147,943 at December 31, 2006 and December 31, 2005, respectively. The Company's net capital ratio was 0.20 to 1 and 0.94 to 1 as of December 31, 2006 and 2005, respectively.

Note 7. Off-Balance Sheet Risk and Concentrations of Credit Risk

As discussed in Note 2, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its Clearing Agent. The Clearing Agent carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the Clearing Agent may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the Clearing Agents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts.

At December 31, 2006 and 2005, respectively, approximately 95% and 70% of the Company's total investment securities were comprised of one marketable security, one corporate bond, and one mutual fund.

During 2006 and 2005, approximately 26% and 45% of commission revenue, respectively, was generated by a few registered representatives.

Note 8. Commitments

The Company was a defendant in a NASD arbitration case brought about by a customer, alleging, that one of the Company's former brokers performed illegal and inappropriate trading during 2003, in the customer's account, and was not properly supervised. Management reached a settlement in the amount of $150,000 with the Plaintiff on February 2, 2006. Accordingly, $150,000 was included in expense for 2005 and accrued as a liability at December 31, 2005 in connection with this litigation.

The Company is subject to the following future minimum rental commitments under operating leases for office facilities, and automobiles, as follows:

Years Ending December 31,		
2007	$	19,564
2008		10,514
2009		807
	$	30,885

Rent expense for office facilities was $10,000 and $12,000, respectively for the years ending December 21, 2006 and 2005.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on the Supplementary Information

To the Board of Directors
Cumberland Brokerage Corporation
Vineland, New Jersey

We have audited the financial statements of Cumberland Brokerage Corporation as of and for the years ended December 31, 2006 and 2005 and have issued our report thereon dated February 26, 2007. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, and the supplementary information on pages 12-13 is required by rule 17a-5 under the Securities Exchange Act of 1934. All of the information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 26, 2007

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Cumberland Brokerage Corporation

Schedules of Operating Expenses
Years Ended December 31, 2006 and 2005

	2006	2005
Operating Expenses		
Advertising	$ -	$ 259
Automobile	11,237	15,073
Bank charges	1,470	1,640
Clearing fees	98,799	101,494
Commissions	749,859	829,439
Conferences	-	657
Depreciation and amortization	2,756	3,880
Dues and subscriptions	2,044	1,586
General insurance	9,907	13,569
Health insurance	37,186	36,735
Legal and accounting fees	57,611	55,950
Miscellaneous	1,240	3,274
Office	17,733	9,143
Online service fees	102	324
Payroll	133,972	181,601
Payroll taxes	21,153	23,664
Postage	6,514	5,699
Regulatory fees	14,119	19,836
Rent	10,000	12,000
Research and pricing	9,166	8,076
Telephone	16,611	17,566
Travel and entertainment	649	1,073
Total operating expenses	$ 1,202,128	$ 1,342,538

Cumberland Brokerage Corporation

Computation of Net Capital Under Rule 15(C)3-1 of the Securities and Exchange Commission
Year Ended December 31, 2006

Net Capital	
Total stockholders' equity qualified for net capital	$ 588,241
Deductions:	
Non-allowable assets	
Insurance commissions receivable	164
Due from registered representatives	5,871
Prepaid expenses	7,455
Property and equipment	6,200
Total deductions	19,690
Net Capital Before Haircuts on Securities Positions	568,551
Haircuts on Securities	115,204
Net capital	$ 453,347
Aggregate Indebtedness	
Items included in Statement of Financial Condition	
Payable to clearing organization	9,184
Escrow funds	2,045
Accounts payable and accrued expenses	81,175
Total aggregate indebtedness	$ 92,404
Computations of Basic Net Capital Requirements	
Minimum Net Capital Required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Excess of net capital	$ 353,347
Ratio of aggregate indebtedness to net capital	0.20 to 1

(Continued)

Cumberland Brokerage Corporation

Computation of Net Capital Under Rule 15(C)3-1 of the Securities and Exchange Commission (Continued)
Year Ended December 31, 2006

Differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17-a-5, Part IIA filing, as amended for 2006, are as follows:

Net capital per unaudited Form X-17-a-5, Part IIA filing	$	455,177
Adjustment of haircuts on bonds		791
Adjustment of retained earnings based on final adjusting entries		4,816
Adjustment of non-allowable assets		(7,398)
Adjustment of undue concentration		(39)
Net capital per Form X-17-a-5, Part IIA	$	453,347

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Directors and Stockholders
Cumberland Brokerage Corporation
Vineland, New Jersey

In planning and performing our audit of the financial statements of Cumberland Brokerage Corporation. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following deficiency in internal control that we consider to be a material weakness as defined above. The Company has minimal segregation of duties due to the small size of the Accounting Department. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Cumberland Brokerage Corporation as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated February 26, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were not adequate at December 31, 2006 to meet the SEC's objectives due to minimal segregation of duties as described in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 26, 2007

END